1200, 520 - 5th Avenue S.W., Calgary, AB T2P 3R7 Phone: (403) 261-4811 • Fax (403) 261-4818 Website: www.lukeenergy.com

For Immediate Release
Thursday, February 24, 2005

PRESS RELEASE
LUKE ENERGY - DRILLING ACTIVITY UPDATE

Calgary, Alberta - LUKE ENERGY LTD. is pleased to announce the preliminary results from its current winter drilling program at Marten Creek in northern Alberta. Marten Creek is a multi-zone Cretaceous gas prospect located approximately 150 miles north of Edmonton. Since the end of December, Luke Energy (100%) has drilled 22 wells on the project of which 17 have been cased for a 77% success rate. Approximately 40% of the wells are exploratory and the balance are development. The two final wells in this winter’s drilling program are currently underway. Marten Creek is Luke Energy’s first significant core area. The current program marks the second round of drilling on the project (10 wells were drilled last winter with eight successful completions). Luke Energy has now accumulated 38,000 acres on this project and has acquired over 770 miles of 2D seismic.

The Marten Creek well testing program is underway and results thus far have been encouraging with at least half the wells capable of producing better than 1 million cubic feet per day each. The pipeline infrastructure is currently being completed and two compressors are being installed next week.

Based on these results the Company is on target to increase its Marten Creek production to 12 million cubic feet per day (2,000 barrels of oil equivalent per day) over the next several weeks.

As a result of the current program, another multi-well drilling program is planned for next winter.

Two drilling rigs are being utilized in Luke Energy’s current drilling program. Following completion of the Marten Creek program one rig will go to Seal which is a new exploratory gas prospect about 40 miles northwest of Marten Creek. The Company has acquired an average 83% interest in 6,720 acres in this area. Plans are to drill two wells before spring break-up. The second rig will be moved to Bernadet in northeastern British Columbia to drill an offset to the Company’s new gas discovery made in December of last year. A two mile pipeline is being installed to place the initial discovery well on production. The Company operates this project with a 50% interest and has a number of follow-up locations. Additional drilling is planned later this summer.

Luke Energy expects to release its year-end financials and reserve updates in about two weeks.

Luke Energy is an emerging oil and gas company located in Calgary and focused in western Canada where it is actively generating new drilling prospects while continuing to review corporate and property acquisitions.

This press release may contain forward-looking statements that are based on current expectations. There are a number of risks and uncertainties associated with the oil and gas industry which could cause actual results to differ materially from those anticipated. Information on factors that could affect Luke’s operations or financial results are included in Luke’s reports on file with Canadian securities regulatory authorities. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Information Contact
Harold V. Pedersen, President & CEO
Phone: (403) 261-4811
Website: www.lukeenergy.com